EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp., Ltd.

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Immediate Report - Bezeq completes the purchase from Bezeq International of all of the shares of Walla!
Communications Ltd. held by Bezeq International; following the acquisition, Bezeq holds approx. 71.7% of the outstanding shares of Walla.

Tel Aviv, Israel - September 21, 2010 - Bezeq - The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced that following the completion of the Special Tender Offer for 5% of the Shares of Walla! Communications Ltd., or Walla!, by Bezeq’s subsidiary - Bezeq International Ltd., the approval of the Israeli Antitrust Commissioner, and the transfer of the additional 9,902,467 Walla! shares that were held in trust back to Bezeq International Ltd., Bezeq has completed the purchase from Bezeq International of all of the shares of Walla! held by Bezeq International. Following the acquisition, Bezeq hold approx. 71.7% of the outstanding shares of Walla!